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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                   FORM 8 - A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                KINDRED HEALTHCARE, INC. (FORMERLY VENCOR, INC.)
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             (Exact name of registrant as specified in its charter)




           DELAWARE                                              61-1323993
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(State of incorporation or organization)                       (I.R.S. Employer
                                                            Identification No.)

680 South Fourth Street
Louisville, Kentucky                                              40202-2412
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(Address of principal executive offices)                         (Zip Code)

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
If this form relates to the registration of a   If this form relates to the registration of a
class of securities pursuant to Section         class of securities pursuant to Section 12(g)
12(b) of the Exchange Act and is effective      of the Exchange Act and is effective pursuant
pursuant to General Instruction A.(c),          to General Instruction A.(d), please check the
please check the following                      following
box.[_]                                         box.[X]
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Securities Act registration statement file number to which this form     n/a
relates:                                                         --------------
                                                                 (If applicable)

Securities to be registered pursuant of Section 12(b) of the Act:

                                      None


Securities to be registered pursuant to Section 12(g) of the Act:

                    Common Stock, par value $0.25 per share
                   Series A Warrants to Purchase Common Stock
                   Series B Warrants to Purchase Common Stock
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                                (Title of Class)
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Item 1.    Description of Registrant's Securities to be Registered
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GENERAL

     On September 13, 1999, the Company and substantially all of its subsidiaries (collectively, the "Debtors") filed voluntary petitions for protection under Chapter 11 of Title 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). Such proceedings were jointly administered under Case Nos. 99-3199 (MFW) through 99-3327 (MFW). The Debtors filed with the Bankruptcy Court, among other things, a Fourth Amended Joint Plan of Reorganization of Vencor, Inc. And Affiliated Debtors Under Chapter 11 of the Bankruptcy Code, dated as of December 14, 2000 (including all modifications thereof and schedules and exhibits thereto, the "Plan of Reorganization").

     The Bankruptcy Court approved the Plan of Reorganization at a hearing before the Bankruptcy Court on March 1, 2001 (the "Confirmation Hearing"), as modified by the Findings of Fact, Conclusions of Law and Order Under 11 U.S.C.
(S)1129 And Rule 3020 of the Federal Rules of Bankruptcy Procedure Confirming the Fourth Amended Plan of Reorganization of Vencor, Inc., et al. (the "Confirmation Order"), which Confirmation Order was signed by the Bankruptcy Court on March 16, 2001 and entered on the docket of the Bankruptcy Court on March 19, 2001 (the Plan of Reorganization as modified by the Confirmation Order being referred to herein as the "Final Plan of Reorganization").

     Subsequent to receipt of the Confirmation Order, PricewaterhouseCoopers LLP ("PwC") advised the Company that certain non-audit services provided to the Company during PwC's engagement as the Company's independent accountants by a subsidiary of PwC in connection with the Company's efforts to sell an equity investment raised an issue as to PwC's independence. PwC disclosed the situation to the Securities and Exchange Commission (the "SEC"), which is currently investigating the issue. PwC has further advised the Company that, notwithstanding the provision of such non-audit services, PwC was and continues to be independent accountants with respect to the Company, and it is the present intention of PwC to sign audit opinions and consents to incorporation as necessary in connection with documents filed by the Company with the SEC and other third parties. The Company cannot predict at this time how this issue will be resolved or what impact, if any, such resolution will have on the Company's past or future filings with the SEC and other third parties.

     As part of the Final Plan of Reorganization, the Company is issuing shares of common stock, par value $0.25 per share, of the Company (the "New Common Stock") and two series of warrants to purchase shares of New Common Stock (collectively, the "Warrants"). The New Common Stock and the Warrants are being issued in part to discharge claims of existing creditors and claimants against the Company. Pursuant to the Final Plan of Reorganization, and as of April 20, 2001, the Final Plan of Reorganization's effective date (the "Effective Date"), the Registrant (formerly known as Vencor, Inc.) filed with the Delaware Secretary of State an Amended and Restated Certificate of Incorporation (the "Amended and Restated Certificate of Incorporation"), under which the authorized capital stock of the Company consists of 40,000,000 shares of capital stock consisting of (1) 39,000,000 shares of New Common Stock; and (2) 1,000,000 shares of Preferred Stock, par value $0.25 per share (the "Preferred Stock"). Pursuant to the Final Plan of Reorganization, on the Effective Date, the Company has issued to holders of certain claims against the Company, a total of 15,000,000 shares of New Common Stock, and Warrants to purchase an aggregate of 7,000,000 shares of New Common Stock. No Preferred Stock is being issued on the Effective Date. This Registration Statement on Form 8-A pertains only to the New Common Stock and the Warrants.

     The following description of the capital stock of the Company and certain provisions of the Company's Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws is a summary and is qualified in its entirety by the Amended and Restated Certificate of Incorporation, the Amended and Restated By-Laws and the Warrant Agreement (defined below),

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which have been filed as Exhibits 3.1, 3.2 and 4.1, respectively, to this
Registration Statement on Form 8-A.

NEW COMMON STOCK

     The issued and outstanding shares of New Common Stock are validly issued, fully paid and nonassessable. Holders of New Common Stock are entitled to one vote per share for each share held of record on all matters submitted to a vote of stockholders and are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. There is no cumulative voting in the election of directors. As of the Effective Date, Vencor Operating, Inc., (to be renamed Kindred Healthcare Operating, Inc., "Kindred Operating, Inc."), a wholly-owned subsidiary of the Company, and the Company as guarantor, are entering into a $120,000,000 credit facility (the "Exit Facility") and a credit agreement (the "Senior Secured Notes Credit Agreement") providing for the issuance of $300,000,000 of Senior Secured Notes due 2008 of Kindred Operating, Inc. issued pursuant to the Final Plan of Reorganization. The Exit Facility and the Senior Secured Notes Credit Agreement contain negative covenants that restrict, among other things, the ability of Kindred Operating, Inc. to pay dividends to the Company. It is therefore not contemplated that the Company will have sufficient resources to pay dividends on the New Common Stock for the foreseeable future. In the event of a liquidation, dissolution or winding up of the Company, holders of New Common Stock have the right to a ratable portion of assets remaining after payment of liabilities and subject to the prior rights of any holders of Preferred Stock then outstanding. The holders of New Common Stock have no preemptive rights.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the New Common Stock is National City Bank.

PREFERRED STOCK

     The Company's Amended and Restated Certificate of Incorporation authorizes the Board of Directors to issue Preferred Stock in one or more series and to establish the designations, powers, preferences and rights and the qualifications, limitations and restrictions of any series with respect to the number of shares included in such series, the rate and nature of dividends, the price and terms and conditions on which shares may be redeemed, the terms and conditions for conversion or exchange into any other class or series of stock, voting rights and other terms. The Company may issue, without the approval of the holders of New Common Stock, Preferred Stock which has voting, dividend or liquidation rights superior to the New Common Stock and which may adversely affect the rights of holders of New Common Stock. The issuance of Preferred Stock could, among other things, adversely affect the voting power of the holders of New Common Stock and could have the effect of delaying, deferring or preventing a change in control of the Company. No Preferred Stock is being issued under the Final Plan of Reorganization, and no Preferred Stock was outstanding on the Effective Date.

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CERTAIN RESTRICTIONS

     The Amended and Restated Certificate of Incorporation states that the Company may not issue nonvoting equity securities to the extent prohibited by
Section 1123(6)(a) of the Bankruptcy Code. In addition, in order to help ensure that a third party entity (Ventas, Inc. ("Ventas")), continues to meet the requirements for treatment as a real estate investment trust, the Amended and Restated Certificate of Incorporation prohibits a particular shareholder (Tenet Healthcare Corporation and its successors, collectively "Tenet") from beneficially owning, directly or indirectly (including by application of certain attribution rules under the Internal Revenue Code), shares of New Common Stock in excess of the Existing Holder Limit (as defined in the Amended and Restated Certificate of Incorporation) for so long as Tenet remains a significant shareholder in Ventas. Any shares of New Common Stock beneficially owned by Tenet in excess of such Existing Holder Limit, including shares beneficially owned by persons that are or become related to Tenet under the attribution rules, will be designated as "excess stock" and treated as described in the Amended and Restated Certificate of Incorporation. The certificates evidencing the New Common Stock contain a legend referencing the above restriction. In addition, if the Company engages in an "Accretive Transaction" (as defined in the Amended and Restated Certificate of Incorporation), it shall purchase from Ventas such number of shares necessary to prevent Ventas from beneficially owning in excess of 9.9% of the Company after giving effect to such Accretive Transaction.



CERTAIN STATUTORY PROVISIONS

     In its Amended and Restated Certificate of Incorporation, the Company has elected not to be governed by Section 203 of the Delaware General Corporation Law ("Section 203"). Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the time of the transaction in which the person became an interested stockholder, unless (i) prior to such time of the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, the transaction is approved by the board of directors of the corporation, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock, or (iii) at or subsequent to such time, the business combination is approved by the board of directors and by the affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder. For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock.

WARRANTS

     The Warrants are being issued to certain claimants of the Company under the Warrant Agreement (the "Warrant Agreement"), dated as of the Effective Date, between the Company and Wells Fargo Bank Minnesota, National Association, as warrant agent (the "Warrant Agent"). A copy of the Warrant Agreement is attached hereto as Exhibit 4.1. Two series of
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Warrants (the "Series A Warrants" and the "Series B Warrants") are being issued pursuant to the Warrant Agreement, forms of which are attached to the Warrant Agreement which is attached hereto as Exhibit 4.1. Both series of Warrants have identical terms except that each series has a different exercise price. The following summary of the Warrants does not purport to be complete and is qualified in its entirety by reference to the Warrant Agreement.

     The Series A Warrants represent the right to purchase an aggregate 2,000,000 shares of New Common Stock and the Series B Warrants represent the right to purchase an aggregate of 5,000,000 shares of New Common Stock, subject to dilution under certain circumstances. The exercise price of the Series A Warrants is $30.00 and the exercise price of the Series B Warrants is $33.33. The exercise period for both series of Warrants shall begin at 9:00 a.m., Eastern Standard Time, on the Effective Date, and shall expire at 5:00 p.m., Eastern Standard Time, on the date which is five years from the Effective Date (the "Warrant Exercise Period"). Each New Warrant not exercised prior to the expiration of the Warrant Exercise Period will become void, and all rights thereunder will terminate.

     Pursuant to the Final Plan of Reorganization, the Company agreed to use its commercially reasonable efforts to have both series of Warrants listed for trading on a national securities exchange or on the Nasdaq National Market. Listing criteria initially may not be satisfied and it is unlikely that such listing will initially be authorized. In addition, the Warrant Agreement requires the Company to use commercially reasonable efforts to quote and to maintain the quotation of both series of Warrants on the Nasdaq National Market, and requires the Company to use such efforts to cause both series of Warrants to be quoted on alternative exchanges or to include them in alternative quotation systems if quotation on the Nasdaq National Market is not (or is no longer) available.

     The number and kind of securities purchasable upon the exercise of the Warrants and the exercise price therefor is subject to adjustment upon the occurrence of certain events as set forth in the Warrant Agreement, including, without limitation: the issuance of capital stock as a dividend or distribution on the New Common Stock; subdivisions, reclassifications and combinations of the New Common Stock; the distribution to holders of New Common Stock of indebtedness or assets of the Company or any entity controlled by the Company (excluding cash dividends or cash distributions from consolidated earnings or surplus legally available for such dividends or distributions) or shares of capital stock of any entity controlled by the Company; and the issuance of shares of New Common Stock, or other securities convertible into or exchangeable or exercisable for shares of New Common Stock, for a consideration that is less than the then-current market price of the New Common Stock. The Warrants are subject to dilution, along with the New Common Stock.

     No adjustment in such shares or exercise price will be required in connection with the issuance of New Common Stock, warrants, options or other securities pursuant to: the Final Plan of Reorganization; any plan adopted by the Company or any entity controlled by the Company for the benefit of its employees, officers or directors; an underwritten public offering satisfying specified criteria; a plan adopted by the Company for the reinvestment of dividends or interest; the issuance of shares of New Common Stock to shareholders of any corporation which is acquired by, merged into or made a part or subsidiary of, the Company in an arm's length transaction; or a change in the par value of the New Common Stock. In addition, no adjustment

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will be required (a) if in connection with any of the events otherwise giving rise to an adjustment the holders of the Warrants receive such rights, securities or assets as such holders would have been entitled had the Warrants been exercised immediately prior to such event; or (b) unless such adjustment would require at least a 3% change in the aggregate number of shares of New Common Stock issuable upon the hypothetical exercise of a Warrant (but any adjustment requiring a change of less than 3% will be carried forward and taken into account in any subsequent adjustment).

     The Company and the Warrant Agent may from time to time supplement or amend the Warrant Agreement without approval of any holder to cure, among other things, any ambiguity or to correct or supplement any provision, or to comply with the requirements of the Nasdaq National Market or any national securities exchange, if applicable. Any other supplement or amendment to the Warrant Agreement will require the approval of the holders of a majority of the outstanding Warrants of each series, with each series voting separately as a class. Notwithstanding the foregoing, any amendment or supplement which (i) increases the exercise price; (ii) decreases the number of shares of New Common Stock issuable upon exercise of a Warrant; or (iii) shortens the period during which the Warrants may be exercised, requires the consent of the holder of the Warrant affected thereby.

     Under the Warrant Agreement, the Company is not obligated to furnish any holders of the Warrants with quarterly, annual or other reports regarding the Company, although it intends to do so to the extent required by applicable law or any securities exchange on which the Warrants may be listed or any quotation system in which they may be included.

REGISTRATION RIGHTS

     On the Effective Date, the Company is entering into a Registration Rights Agreement, which among other things, provides that (i) the Company shall file a shelf registration statement with respect to the New Common Stock and Warrants as soon as practicable after the Effective Date but in no event later than 120 days following the Effective Date and (ii) the Company will use its reasonable best efforts to cause such registration statement to be declared effective as soon as practicable and to keep such registration statement continuously effective for a period of two years with respect to such securities (subject to commercially reasonable exceptions). Holders of 10% or more (or 9.99% or more in the case of Ventas Realty, Limited Partnership, or its designee, if any, to which New Common Stock is issued under Section 5.04(ii) of the Final Plan of Reorganization) of the New Common Stock (either initially or upon exercise of Warrants) and the Warrants, on a fully converted basis (all such holders being referred to herein as "Holders") are entitled to participate in the Registration Rights Agreement by executing and delivering the same no later than thirty (30) days after the Effective Date. Holders are entitled to exercise certain demand and "piggyback" registration rights with respect to the Registrable Securities (as defined in the Registration Rights Agreement), subject to customary exceptions and black-out periods. In addition, until such time as the New Common Stock is listed on a national securities exchange, the Company covenants to comply with certain of the requirements of NASD Rule 4460 as if it were subject thereto. In the event the Company fails to comply with its obligations under the Registration Rights Agreement, Holders are entitled to seek specific performance in addition to other remedies that might be available. The foregoing summary of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety

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by reference to the Registration Rights Agreement, a copy of which is attached as Exhibit 10.1 hereto.


Item 2.    Exhibits
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2.1       Fourth Amended Joint Plan of Reorganization of Vencor, Inc. and
          Affiliated Debtors Under Chapter 11 of the Bankruptcy Code, dated December 14, 2000. (Filed as Exhibit 2.1 to the Company's Form 8-K filed on March 19, 2001 and incorporated herein by reference).

2.2 Findings of Fact, Conclusions of Law and Order Under 11 U.S.C. (S) 1129 And Rule 3020 of the Federal Rules of Bankruptcy Procedure Confirming the Fourth Amended Joint Plan of Reorganization of Vencor, Inc., et al., as signed by the United States Bankruptcy Court for the District of Delaware on March 16, 2001 and entered on the docket of the United States Bankruptcy Court for the District of Delaware on March 19, 2001. (Filed as Exhibit 2.2 to the Company's Form 8-K filed on March 19, 2001 and incorporated herein by reference).

3.1 Amended and Restated Certificate of Incorporation of Vencor, Inc., dated as of April 20, 2001.

3.2 Amended and Restated By-Laws of Kindred Healthcare, Inc., dated as of April 20, 2001.

4.1 Warrant Agreement, dated as of April 20, 2001, between Vencor, Inc. (to be renamed Kindred Healthcare, Inc.) and Wells Fargo Bank Minnesota, National Association, as Warrant Agent (including Forms of Series A Warrant Certificate and Series B Warrant Certificate, respectively).

10.1 Registration Rights Agreement, dated as of April 20, 2001 among Vencor, Inc. (to be renamed Kindred Healthcare, Inc.) and the Initial Holders (as defined therein).

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                                   SIGNATURE
                                   ---------

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 KINDRED HEALTHCARE, INC.

                                 By:  /s/ Richard A. Lechleiter
                                      -------------------------


                                      Richard A. Lechleiter
                                      Vice President, Finance,
                                      Corporate Controller and
                                      Treasurer


Date:  April 20, 2001

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